BOARD OF DIRECTORS CORPORATE RESOLUTION

Company 20/20 Global, Inc.

The undersigned, being all the directors of this corporation consent and agree that the following corporate resolution was made on February 12, 2021 at Aventura, Florida location.

We do hereby consent to the adoption of the following as if it was adopted at a regularly called meeting of the board of directors of this corporation. In accordance with the State and Bylaws of this corporation, by unanimous consent, the board of directors decided that:

Resolved, we approve Colonial Stock Transfer Co Inc. to utilize book-entry certificates.

Further resolved, that the corporation shall (select one):

- ☒ Allow the utilization of Book-Entry certificates and physical certificates.
- ☐ Allow the utilization of only Book-Entry certificates in lieu of physical certificates.

We would like Colonial to send statements to shareholders outside of issuing shares (select one):

☐ Annually ☐ Quarterly ☐ Monthly ☒ Never (statements can be emailed if email exists for shareholder - cost is $1 per statement plus postage, if applicable)

The officers of this corporation are authorized to perform the acts to carry out this corporate resolution.

The Executive Officer, being duly sworn, deposes and says that they are an authorized officer with a title of President of the Company, a corporation organized and existing under the laws of the state of Nevada, and that they have custody of the books of the said corporation, and that the foregoing is a fully true and correct copy of a resolution adopted at a special meeting of the board of directors of said corporation held on February 12, 2021.

[signature] 2-12-2021

Authorized Officer CEO

Attested by:

[signature]

Notary

JONATHAN LEINWAND
Notary Public-State of Florida
Commission # GG 953596
My Commission Expires
April 13, 2024